UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

On September 9, 2020, Itaú Corpbanca published on its website its results as of and for the eight-month period ended August 31, 2020 and 2019, which are attached hereto as Exhibit 99.1.

On October 9, 2020, Itaú Corpbanca published on its website its results as of and for the nine-month period ended September 30, 2020 and 2019, which are attached hereto as Exhibit 99.2.

On November 10, 2020, Itaú Corpbanca published on its website its results as of and for the ten-month period ended October 31, 2020 and 2019, which are attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: November 17, 2020.

EXHIBIT INDEX

Exhibit	Description
99.1	Itaú Corpbanca’s results as of and for the eight-month period ended August 31, 2020 and 2019
99.2	Itaú Corpbanca’s results as of and for the nine-month period ended September 30, 2020 and 2019
99.3	Itaú Corpbanca’s results as of and for the ten-month period ended October 31, 2020 and 2019